06050691

SECUR... ...SION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-46630

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/1/2005 (MM/DD/YY) AND ENDING 9/30/2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: The Petroleum Clearinghouse, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

390 Benmar, Suite 100
(No. and Street)

Houston (City) Texas (State) 77060 (Zip Code)

RECEIVED NOV 29 2006 WASH. D.C. 213 SECTION

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jennifer Polito 281-873-4600
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG
(Name – *if individual, state last, first, middle name*)

707 Seventeenth Street, #2700 (Address) Denver (City) CO (State) 80202 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
DEC 07 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, KENNETH RAY OLIVE, JR, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of THE PETROLEUM CLEARINGHOUSE, INC, as of SEPTEMBER 30, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DEBORAH CAROL RADFORD
MY COMMISSION EXPIRES
June 18, 2010

Signature

PRESIDENT/TREASURER

Title

Deborah Carol Radford

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FORM X-17A-5	**FOCUS REPORT** (Financial and Operational Combined Uniform Single Report) **Part IIA Quarterly 17a-5(a)** INFORMATION REQUIRED OF BROKERS AND DEALERS PURSUANT TO RULE 17

COVER

Select a filing method: Basic ☐ Alternate ☐ [0011]

Name of Broker Dealer: THE PETROLEUM CLEARINGHOUSE, INC. [0013]

SEC File Number: 8-46630 [0014]

Address of Principal Place of Business: 390 BENMAR, SUITE 100 [0020]

Firm ID: 35192 [0015]

HOUSTON [0021] TX [0022] 77060 [002

For Period Beginning 10/01/2005 [0024] And Ending 09/30/2006 [0025]

Name and telephone number of person to contact in regard to this report:

Name: KENNETH R. OLIVE, JR., PRESIDE [0030] Phone: 281-873-4600 [0031]

Name(s) of subsidiaries or affiliates consolidated in this report:

Name: ______ [0032] Phone: ______ [0033]

Name: ______ [0034] Phone: ______ [0035]

Name: ______ [0036] Phone: ______ [0037]

Name: ______ [0038] Phone: ______ [0039]

SEC MAIL RECEIVED PROCESSING
NOV 2 9 2006
WASH, D.C. 213 SECTION

Does respondent carry its own customer accounts? Yes ☐ [0040] No ☐ [0041]

Check here if respondent is filing an audited report ☒ [0042]

THE PETROLEUM CLEARINGHOUSE, INC.

Index to Financial Statements

KPMG

KPMG LLP
Suite 2700
707 Seventeenth Street
Denver, CO 80202

Independent Auditors' Report

The Board of Directors
The Petroleum Clearinghouse, Inc.:

We have audited the accompanying statement of financial condition of The Petroleum Clearinghouse, Inc. (a Delaware corporation) as of September 30, 2006, and the related statements of operations, stockholder's equity, and cash flows for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, and assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Petroleum Clearinghouse, Inc. as of September 30, 2006, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in schedules 1 and 2 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

KPMG LLP

Denver, Colorado
November 22, 2006

THE PETROLEUM CLEARINGHOUSE, INC.

Statement of Financial Condition

September 30, 2006

Assets

Cash and cash equivalents	$	7,781
Receivable from parent, net		1,015
Prepaid expense		1,048
Membership in exchange		11,239
Total assets	$	21,083

Stockholder's Equity

Stockholder's equity:		
Common stock, $0.01 par value. Authorized 10,000 shares; issued and outstanding 1,000 shares	$	10
Additional paid-in capital		18,006
Retained earnings		3,067
Total stockholder's equity		21,083
Commitments and contingencies		
Total liabilities and stockholder's equity	$	21,083

See accompanying notes to financial statements.

THE PETROLEUM CLEARINGHOUSE, INC.

Statement of Operations

Year ended September 30, 2006

Retention fee revenue	$	324,264
Operating expenses:		
Management service fee		270,216
Administrative fee and expenses		49,250
Occupancy fee		10,809
Total operating expenses		330,275
Loss from operations		(6,011)
Income tax benefit		(1,138)
Net loss	$	(4,873)

See accompanying notes to financial statements.

THE PETROLEUM CLEARINGHOUSE, INC.

Statement of Stockholder's Equity

Year ended September 30, 2006

	Common stock		Additional paid-in-capital	Retained earnings	Total stockholder's equity
	Shares	Amount			
Balances, October 1, 2005	1,000	$ 10	18,006	7,940	25,956
Net loss	—	—	—	(4,873)	(4,873)
Balances, September 30, 2006	1,000	$ 10	18,006	3,067	21,083

See accompanying notes to financial statements.

THE PETROLEUM CLEARINGHOUSE, INC.

Statement of Cash Flows

Year ended September 30, 2006

Cash flows from operating activities:		
Net loss	$	(4,873)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Decrease in receivable from parent		5,778
Increase in prepaid expense		(54)
Net cash provided by operating activities		851
Increase in cash and cash equivalents		851
Cash and cash equivalents, beginning of year		6,930
Cash and cash equivalents, end of year	$	7,781

See accompanying notes to financial statements.

(1) Business

The Petroleum Clearinghouse, Inc. (the Clearinghouse or the Company) was incorporated in the State of Delaware on January 1, 2005. The Company is a wholly owned subsidiary of Tristone Energy Services, Inc. (Tristone), a privately held company headquartered in Denver, Colorado. Tristone owns a diversified portfolio of companies that provide software, data, and transaction services to companies in the petroleum industry. Tristone is a majority-owned subsidiary of The Petroleum Place Inc., a privately held company headquartered in Denver, Colorado. The Company is a registered direct participation program broker-dealer under the Securities Exchange Act of 1934.

The purpose of the Company is to hold and maintain the broker-dealer license. The Company entered into a Management Services Agreement (MSA) with Tristone in January 2005. Under the terms of the MSA, Tristone pays the Company a monthly retention fee in exchange for use of the broker-dealer license in its auction and negotiated transactions operations. The Company, which has no employees or facilities of its own, pays Tristone monthly management service, administrative, and occupancy fees in exchange for administrative, payroll, and other services. The MSA renews automatically for successive one-year periods unless terminated by either party upon 30 to 180 days advance notice.

(2) Summary of Significant Accounting Policies

(a) Use of Estimates

In preparing the financial statements in conformity with U.S. generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statements and revenue and expenses during the reporting period. Actual results could differ from those estimates.

(b) Cash and Cash Equivalents

The Company considers all highly liquid instruments purchased with a remaining maturity, upon purchase, of 90 days or less to be cash equivalents.

(c) Membership in Exchange

The membership in exchange is carried at cost, and has an indefinite life. The Company reviews the membership in exchange for impairment whenever events or circumstances indicate that the carrying amount may not be recoverable.

(d) ***Income Taxes***

The Company's income taxes in the accompanying financial statements are computed as if the Company filed a separate income tax return. The Company's results of operations are included in the consolidated tax returns of its parent company, Tristone; accordingly, income taxes otherwise payable to taxing authorities are payable to Tristone. The current provision for income taxes represents the Company's estimated tax due to Tristone as if the Company's tax return filings were prepared on a stand-alone basis. Deferred tax assets and liabilities are recorded for the estimated future tax effects of temporary differences between the tax basis of assets and liabilities and amounts reported in the accompanying statement of financial condition, and for operating loss and tax credit carryforwards. Through September 30, 2006, there were no such temporary differences or carryforwards.

(e) ***Credit Risk***

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and receivable from parent. The Company places its cash with financial institutions that management believes are creditworthy.

(3) Net Capital

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934 (the Securities Act), the Company is required to maintain a minimum net capital of $5,000. The provisions also require that the ratio of aggregate indebtedness to net capital, both as defined by the Securities Act, shall not exceed 15:1. As of September 30, 2006, the excess net capital of the Clearinghouse was approximately $2,781, and the Company was in compliance with the minimum net capital requirements and the related net capital ratio.

(4) Income Taxes

The estimated federal and state tax liabilities or receivables for income taxes are recorded as income taxes payable or receivable to parent, which is recorded as a reduction or addition to the receivable from parent, net in the accompanying statement of financial condition, reflecting the manner in which the Company and Tristone intend to settle these intercompany balances. The following are the components of the Company's income tax benefit for the year ended September 30, 2006:

Current federal income tax benefit	$	(861)
Current state income tax benefit		(277)
Total income tax benefit	$	(1,138)

The following is a reconciliation of the difference between the actual provision for income taxes and the provision computed by applying the federal statutory rate of 15% to loss before income taxes for the year ended September 30, 2006:

Federal income tax benefit at statutory rate	$	(902)
State income taxes, net of federal benefit		(236)
	$	(1,138)

The Company had no deferred income tax assets or liabilities as of September 30, 2006, or deferred income tax provision for the year then ended.

(5) Receivable From Parent, Net

The receivable from parent includes a change of $5,778 due from Tristone. The receivable from parent, net is due on demand.

Schedule 1

THE PETROLEUM CLEARINGHOUSE, INC.

Computation of Net Capital Under Rule 15c3-1 of
the Securities Exchange Act of 1934

September 30, 2006

Stockholder's equity qualified for net capital	$	21,083
Less nonallowable assets:		
Receivable from affiliate		(1,015)
Membership in exchange		(11,239)
Prepaid expenses		(1,048)
Haircut on investments (2% balance of $0)		—
Net capital		7,781
Net capital requirement:		
The greater of $5,000, or aggregate indebtedness not to exceed 1500% of net capital		5,000
Excess net capital	$	2,781

The computation of net capital in conjunction with Form X-17A-5 as of September 30, 2006, as filed on October 3, 2006, differs from the computation of net capital under Rule 15c3-1, as calculated above, as follows:

		Per Form X-17A-5	Closing/audit adjustments	Per computation above
Stockholder's equity	$	38,919	(17,836)	21,083
Receivable from affiliate		(18,850)	17,835	(1,015)
Membership in exchange		(11,239)	—	(11,239)
Prepaid expense		(1,048)	—	(1,048)
		7,782	(1)	7,781
Net capital requirement		5,000	—	5,000
Excess net capital	$	2,782	(1)	2,781

See accompanying independent auditors' report.

THE PETROLEUM CLEARINGHOUSE, INC.

Other Required Information

September 30, 2006

Statement of Changes in Liabilities Subordinated to Claims of General Creditors Pursuant to Rule 17a-5(d)(2):

The statement of changes in liabilities subordinated to claims of general creditors is omitted since no such liabilities exist.

Computation for Determination of the Reserve Requirements Pursuant to Rule 15c3-3:

The Company is exempt from maintaining a special reserve bank account under Rule 15c3-3(k)(2)(i).

Information Relating to the Possession or Control Requirements as Required by Rule 15c3-3:

Information relating to the possession or control requirements is omitted since the Company has no customer securities in its possession nor under its control.

See accompanying independent auditors' report.

KPMG

KPMG LLP
Suite 2700
707 Seventeenth Street
Denver, CO 80202

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

The Board of Directors
The Petroleum Clearinghouse, Inc.:

In planning and performing our audit of the financial statements and supplemental schedules of The Petroleum Clearinghouse, Inc. (the Company) for the year ended September 30, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following: (1) making the quarterly securities examinations, counts, verifications, and comparisons, and recordation of differences required by Rule 17a-13; (2) complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and (3) obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5 (g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that misstatements caused by errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2006 to meet the SEC's objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory agencies, which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

KPMG LLP

Denver, Colorado
November 22, 2006